18006281

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

SEC Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANCHOR ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EAST AVENUE, SUITE 10A
(No. and Street)

NEW YORK	NY	10075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (201)-738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEIGH J.KREMER,CPA
(Name – *if individual, state last, first, middle name*)

95 LOCUST AVENUE	RED BANK	NJ	07701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, MICHELLE GUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANCHOR ASSET MANAGEMENT, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT - CEO

Title

Notary Public

ANTHONY I INDELICATO
Notary Public, State of New York
No. 01IN6063303
Qualified in Kings County
Commission Expires Aug. 27, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition as of December 31, 2017	3
Statement of Operations for the Year Ended December 31, 2017	4
Statement of Changes in Member Equity for the Year Ended December 31, 2017	5
Statement of Cash Flows for the Year Ended December 31, 2017	6
Notes to Financial Statements	7-10
Supplementary Schedule	
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2017 and Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Exemption Report	12
Auditors' Review of Exemption Report	13

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, N J07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Anchor Asset Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC., as of December 31, 2017, the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Anchor Asset Management, LLC, as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Anchor Asset Management, LLC's management. Our responsibility is to express an opinion on Anchor Asset Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Anchor Asset Management, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in

the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Anchor Asset Management, LLC's financial statements. The supplemental information is the responsibility of Anchor Asset Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Anchor Asset Management, LLC's auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 20, 2018

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	150,999
Fees receivable		76,336
Prepaid expenses		4,005
TOTAL ASSETS	$	231,340

LIABILITIES AND MEMBER EQUITY

LIABILITIES		
Accrued expenses	$	3,870
TOTAL LIABILITIES		3,870
MEMBER EQUITY		227,470
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	231,340

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Finders fees	$	302,506
Other income		13
TOTAL REVENUES		302,519
EXPENSES		
Salaries and related expenses		97,187
Professional fees		37,587
Other expenses		17,216
TOTAL EXPENSES		151,990
NET INCOME	$	150,529

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

BEGINNING BALANCE JANUARY 1, 2016	$	141,941
Capital Withdrawals		65,000
Net Income		150,529
ENDING BALANCE DECEMBER 31, 2017	$	227,470

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 150,529
Changes in other operating assets and liabilities:	
Prepaid expenses	(50)
Fees receivable	(13,252)
Accrued expenses	(4,010)
NET CASH PROVIDED BY OPERATING ACTIVITIES	133,217
FINANCING ACTIVITIES	
Members' Equity	(65,000)
NET CASH USED IN FINANCING ACTIVITIES	(65,000)
NET INCREASE IN CASH	68,217
CASH, BEGINNING OF YEAR	87,782
CASH, END OF YEAR	150,999

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Organization

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2003 under the laws of the state of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company wholly owned by The Manhattan Trust, a Guernsey Island Trust, pursuant to a trust agreement dated April 17, 2003, changed 100% ownership to Basil Mavroleon as of April 2017.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year, and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. The Company considers all fees receivable at December 31, 2017 to be collectible, and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income. The Company files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2014. The years' subject to examination by taxing authorities are 2016, 2015 and 2014. The Company determined that there are no uncertain tax positions that would require adjustments in the financial statements.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $74,901 which exceeded its requirement by $69,901. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was 0.11:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Commitments

Whereas the firm uses space suitable for business as a broker/dealer, in the home of the CEO since December 2014. No amount will be charged to the firm in any capacity for past, present or future use. The firm uses minimum space and no sublease exist

Note 5 - Concentrations

The Company maintains its cash balance in a financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2017, the Company provided services to one customer comprising 100% of total revenues.

One customer represented 100% of the Company's fees receivable at December 31, 2017.

Note 6 - Income Taxes

Deferred tax assets are provided on the Company's available net operating loss carry-forwards of approximately $2,084,758, expiring through 2033. These are available to offset future taxable income and are comprised of the following:

At December 31, 2017, the Company has recorded a deferred gross tax asset of $961,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance decreased by $10,000 during 2017.

Note 7 - Property and Equipment

Property and equipment, net at December 31, 2017 consists of the following:

Furniture and fixtures	$	6,082
Technology equipment		17,277
		23,359
Less: Accumulated depreciation		23,359
Property and equipment, net	$	-0-

Property and equipment was fully depreciated as of December 31, 2015.

Note 8 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2017, through the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

SUPPLEMENTARY SCHEDULE

ANCHOR ASSET MANAGEMENT, LLC
SUPPLEMENTARY SCHEDULES I & II
FOR THE YEAR ENDED DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 227,470
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	(80,341)
NET CAPITAL	147,129
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 142,129
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 3,870
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.3:1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2017.

Anchor Asset Management, LLC
One East End Avenue
New York, NY 10075
(212) 421-4121

December 31, 2017

Rule 1Sc3-3 Exemption Report

Anchor Asset Management, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(l) and (4). To the best of its knowledge and belief Anchor Asset Management, LLC states the following:

Anchor Asset Management claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Anchor Asset Management, LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Michelle Gunter, Chief Executive Officer

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Anchor Asset Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Anchor Asset Management, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Asset Management, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Anchor Asset Management, LLC., stated that Anchor Asset Management, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Anchor Asset Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anchor Asset Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 20, 2018